UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XcelMobility Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

98400L 103

(CUSIP Number)

Zhixiong Wei

c/o XcelMobility Inc.

2225 East Bayshore Road, Suite 200

Palo Alto, California 94303

(650) 320-1728

Biz Wit Holdings Ltd.

Unit 1705, Tower A Haisong Building, Tairan 9 Road, Futian District

Shenzhen, Guangdong, China 518040

(+86) 138 2876 1888

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

October 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98400L 103

1	NAME OF REPORTING PERSONS Zhixiong Wei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,500,000 (1)
	8	SHARED VOTING POWER 500,000,000 (2)
	9	SOLE DISPOSITIVE POWER 22,500,000 (1)
	10	SHARED DISPOSITIVE POWER 500,000,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,500,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.13% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Consists of 20,000,000 shares of Common Stock and 2,500,000 shares of Common Stock issuable upon conversion of 2,500,000 shares of Preferred Stock held by Zhixiong Wei.

(2) Consists of 500,000,000 shares of Common Stock held by Biz Wit Holdings Ltd.

(2) Based on 2,165,533,090 shares of Common Stock outstanding on October 14, 2016 and 5,000,000 shares of Common Stock issuable upon conversion of 5,000,000 shares of Preferred Stock outstanding on October 14, 2016.

CUSIP No. 98400L 103

1	NAME OF REPORTING PERSONS Biz Wit Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Consists of 500,000,000 shares of Common Stock held by Biz Wit Holdings Ltd.

(3) Based on 2,165,533,090 shares of Common Stock outstanding on October 14, 2016 and 5,000,000 shares of Common Stock issuable upon conversion of 5,000,000 shares of Preferred Stock outstanding on October 14, 2016.

CUSIP No. 98400L 103

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2016 (the “Schedule 13D”) relating to the shares of common stock, $0.001 par value per share (“Common Stock”), of XcelMobility Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2225 East Bayshore Road, Suite 200, Palo Alto, California 94303. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

(a) This Amendment No. 1 to Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Zhixiong Wei, an individual (“Wei”), and (ii) Biz Wit Holdings Ltd., a company organized under the laws of the British Virgin Islands (“Biz Wit”). Wei is the president and beneficial owner and controlling person of Biz Wit. As a result of the foregoing, Wei may be deemed to beneficially own the securities of the Issuer owned by Biz Wit.

The Reporting Persons have entered into a Joint Filing Agreement dated as of October 14, 2016, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 jointly.

(b) The business address of Wei is c/o XcelMobility Inc., 2225 East Bayshore Road, Suite 200, Palo Alto, California 94303.

The principal office of Biz Wit is located at Unit 1705, Tower A Haisong Building, Tairan 9 Road, Futian District, Shenzhen, Guangdong, China 518040.

(c) Wei is a director and the President and Chief Executive Officer of the Issuer. The address of the Issuer is 2225 East Bayshore Road, Suite 200, Palo Alto, California 94303.

The principal business of Biz Wit is investments.

(d) During the last five years neither of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

On October 14, 2016, the Issuer issued 500,000,000 shares (the “Shares”) of Common Stock to Biz Wit upon conversion of a convertible promissory note, dated May 6, 2016, in the principal amount of $500,000.00 made by the Issuer in favor of Biz Wit (the “Note”).

CUSIP No. 98400L 103

Item 4.	Purpose of the Transaction

Biz Wit received the Shares upon conversion of the Note.

Subject to on going evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Biz Wit beneficially owns 500,000,000 shares of Common Stock, which represent approximately 23.09% of the outstanding shares of Common Stock. Wei individually owns 22,500,000 shares of Common Stock, which represent approximately 1.04% of the outstanding shares of Common Stock. By reason of Wei being the president and beneficial owner and controlling person of Biz Wit, Wei may be deemed to beneficially own 522,500,000 shares of Common Stock, which represent approximately 24.13% of the outstanding shares of Common Stock.

(b) Biz Wit has the sole power to vote and sole power to dispose of 500,000,000 shares of Common Stock, which represent approximately 23.09% of the outstanding shares of Common Stock. Wei individually has the sole power to vote and dispose of 22,500,000 shares of Common Stock, which represent approximately 1.04% of the outstanding shares of Common Stock. By reason of Wei being the president and beneficial owner and controlling person of Biz Wit, Wei may be deemed to have shared power to vote and dispose of 522,500,000 shares of Common Stock, which represent approximately 24.13% of the outstanding shares of Common Stock.

CUSIP No. 98400L 103

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement dated as of October 14, 2016.

CUSIP No. 98400L 103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 17, 2016	BIZ WIT HOLDINGS LTD.

	By:	/s/ Zhixiong Wei
Zhixiong Wei, President

/s/ Zhixiong Wei
Zhixiong Wei

CUSIP No. 98400L 103

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of XcelMobility Inc., a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

Dated: October 17, 2016	BIZ WIT HOLDINGS LTD.

	By:	/s/ Zhixiong Wei
Zhixiong Wei, President

/s/ Zhixiong Wei
Zhixiong Wei